

Mail Stop 4561

October 16, 2009

Timothy Sullivan, Chief Executive Officer
Ancestry.com, Inc.
360 West 4800 North
Provo, UT 84604

> **Re: Ancestry.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 6, 2009**
> **File No. 333-160986**

Dear Mr. Sullivan:

       We have reviewed your response letter dated October6, 2009 in connection with
the above-referenced amended filing and have the following comments. If indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments. Unless otherwise noted, where prior comments are referred to they
refer to our letter dated October 2, 2009. Should you have any questions concerning our
comments or any other aspect of our review, please feel free to call us at the telephone
numbers listed at the end of this letter.

General

1.   We refer to your response to our prior comment 6 and note that the planned
       1-for-2 reverse stock split to take place immediately before this offering will
       result in an estimated IPO price range of $11.00 to $16.00. Please be advised that
       the estimated price range set forth in the preliminary prospectus you circulate to
       investors before the effective date should not have a range that exceeds 20% of
       the high point of the range. Wider ranges are not deemed "bona fide" within the
       meaning of Instruction 1.A of Item 501(b)(3) of Regulation S-K. See Section XI
       of Division of Corporation Finance Current Issues and Rulemaking Projects

> Quarterly Update, available on our website at
> http://www.sec.gov/divisions/corpfin/cfcrq093001.htm.

Definitions of Other Financial Data Measures, page 9

2.   We have reviewed your revised disclosures in response to our prior comment
number 1. Your revised disclosures do not appear to address the material
limitations of using your non-GAAP financial measures to net income. For
example, we note you disclose on page 10 that, "stock-based compensation has
been a significant non-cash recurring expense in [y]our business and has been
used as a key incentive offered to [y]our employees." However, you do not
discuss the related material limitations of this excluded item from your non-
GAAP measure. Please revise your disclosures to address the material limitations
on the non-GAAP measure of each of the items you exclude from adjusted
EBITDA and free cash flow. In addition, please revise your disclosures to discuss
the manner in which you compensate for each of the limitations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Recoverability of intangible assets, including goodwill, page 47

3.   We have reviewed your response to our prior comment number 3. We further
note you disclose on page 48, that you used an equal weighting of the income and
market value approaches to determine the fair value of your Company in 2008. In
addition, you disclose on page 51 that you used an equal weighting of the income
approach and market approach to determine the fair value of your common stock.
You explain the inappropriateness of using a single common stock fair value at
December 31, 2008 as triggering step 2 of the goodwill impairment test in
paragraph 20 of SFAS 142 because of the marketability discount used to value a
single share for stock-based compensation and that fair value may be greater than
market value for reasons noted in paragraph 23 of SFAS 142. Please tell us the
enterprise fair value as of December 31, 2008 determined under SFAS 142.
Disclosure that explains the differing assumptions and methodological basis for
the December 31, 2008 fair values determined relative to stock-based
compensation and enterprise value would be useful information to investors and
should be considered in your Critical Accounting Estimates.

Results of Operations, page 52

4.   We note your revised disclosures in response to our prior comment number 10 for
the line item Technology and development for 2007 compared to 2008.

Specifically, your quantification of the factors that resulted in change is a net $0.1 million decrease for 2007 compared to 2008. However, the change in amounts for the period from January 1, 2007 through December 5, 2007 and the period from December 6, 2007 through December 31, 2007 compared to the year ended December 31, 2008 is greater than the amount your discussion quantifies. Please revise your disclosure to discuss and quantify all material changes.

5.   We note your revised disclosures in response to our prior comment number 10 for the line item Amortization of acquired intangible assets for 2007 compared to 2008. Your discussion of the change appears general in nature. Please revise your discussion to provide a basis for your readers to understand the change. For example, we note your discussion of changes in interest expense.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Nature of Operations, page F-8

6.   We note that you expanded your discussion of results of operations in response to our prior comment number 14. The intent of our prior comment was to elicit disclosure regarding your policy in your Nature of Operations footnote. Please disclose your policy for amortizing your subscriber relationship asset on an accelerated basis in your Nature of Operations footnote.

*   *   *   *   *

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please direct any other questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (212) 351-6202
       Barbara L. Becker, Esq.
       Gibson Dunn & Crutcher LLP